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PACIFIC DRILLING S.A. (the "COMPANY")

Registered Office: 8-10 Avenue de la Gare, L-1610 Luxembourg

R.C.S. Luxembourg B 159.658

Proxy Solicited for Extraordinary General Meeting on June 4, 2019

The undersigned hereby authorize(s) and appoint(s) any director, the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Company or any employee of Centralis S.A. (Luxembourg) or any lawyer or employee of Wildgen S.A., or any notary clerk of Etude Blanche MOUTRIER, with offices in the Grand Duchy of Luxembourg each acting under his/her sole signature, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held in Luxembourg on 4 June 2019 at 9:00 a.m. (Central European Time) or any adjournment thereof, for the purposes set forth below and in the Notice of Extraordinary General Meeting issued by the Company on or around 7 May 2019.

(Continued and to be signed on the reverse side.)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

PACIFIC DRILLING S.A.

June 4, 2019

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, and Proxy Card are available at
http://www.pacificdrilling.com/Investor-Relations/Events-and-Presentations/default.aspx

Please sign, date and mail your proxy card in the envelope provided before June 4, 2019.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030000030000000000 8   060419

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.
IF YOU ARE A SHAREHOLDER OF THE COMPANY REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

	FOR	AGAINST	ABSTAIN
1. Amend article 12.1 of the articles of association of the Company (the **Articles**), to read as follows: "12.1. Every General Meeting will be presided over by the chairperson of the Board appointed pursuant to article 7.3(i) or, in the absence of the chairperson, (i) by any other director or officer of the Company designated by the Board or (ii) by any legal advisor, advisor, domiciliation agent or any other person in Luxembourg as the Board may deem appropriate, as designated by the Board. The secretary appointed pursuant to article 7.3(i) or, in the absence of such secretary, (i) any other director or officer of the Company designated by the Board, or (ii) any legal advisor, advisor, domiciliation agent or any other person in Luxembourg as the Board may deem appropriate, as designated by the Board, shall act as secretary at each General Meeting. In connection with each General Meeting, the Board or, in the absence of a determination by the Board, the person presiding over the General Meeting shall appoint a scrutineer who shall keep the attendance list."	☐	☐	☐
2. Authorize any director or officer of the Company in office from time to time, or any lawyer of the Luxembourg law firm Wildgen S.A (each an "**Authorized Person**", and collectively, the "**Authorized Persons**") each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the resolutions taken hereby and in particular to proceed to and carry out any required formalities in Luxembourg or any other jurisdiction where necessary and ratify any action taken by any Authorized Person.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder __________ Date: ______ Signature of Shareholder __________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the shareholder is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the shareholder is a partnership, please sign in partnership name by authorized person.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

PACIFIC DRILLING S.A.

June 4, 2019

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online/phone until 11:59 PM EST June 3, 2019.

MAIL - Sign, date and mail your proxy card in the envelope provided before June 4, 2019

IN PERSON - You may vote your shares in person by attending the Extraordinary General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, and Proxy Card are available at
http://www.pacificdrilling.com/Investor-Relations/Events-and-Presentations/default.aspx

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00030000030000000000 8 060419

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.
IF YOU ARE A SHAREHOLDER OF THE COMPANY REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

	FOR	AGAINST	ABSTAIN
1. Amend article 12.1 of the articles of association of the Company (the Articles), to read as follows: "12.1. Every General Meeting will be presided over by the chairperson of the Board appointed pursuant to article 7.3(i) or, in the absence of the chairperson, (i) by any other director or officer of the Company designated by the Board or (ii) by any legal advisor, advisor, domiciliation agent or any other person in Luxembourg as the Board may deem appropriate, as designated by the Board. The secretary appointed pursuant to article 7.3(i) or, in the absence of such secretary, (i) any other director or officer of the Company designated by the Board, or (ii) any legal advisor, advisor, domiciliation agent or any other person in Luxembourg as the Board may deem appropriate, as designated by the Board, shall act as secretary at each General Meeting. In connection with each General Meeting, the Board or, in the absence of a determination by the Board, the person presiding over the General Meeting shall appoint a scrutineer who shall keep the attendance list."	☐	☐	☐
2. Authorize any director or officer of the Company in office from time to time, or any lawyer of the Luxembourg law firm Wildgen S.A. (each an "**Authorized Person**", and collectively, the "**Authorized Persons**") each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the resolutions taken hereby and in particular to proceed to and carry out any required formalities in Luxembourg or any other jurisdiction where necessary and ratify any action taken by any Authorized Person.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ______ Signature of Shareholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.